Exhibit 12.1

Gilead Sciences, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income before provision for income tax	$2,832,161	$3,913,548	$3,501,956	$2,672,698	$2,211,149	$(677,275)
Interest expense	$130,420	$108,961	$69,662	$65,244	$63,181	$53,164
Interest portion of operating lease expense	$12,073	$16,680	$14,920	$11,720	$11,520	$9,760
Net loss attributable to non-controlling interest	$11,192	$11,508	$10,163	$8,564	$9,108	$6,266

Total Earnings	$2,985,846	$4,050,697	$3,596,701	$2,758,226	$2,294,958	$(608,085)

Fixed Charges:
Interest expense	$130,420	$108,961	$69,662	$65,244	$63,181	$53,164
Capitalized Interest	$2,472	$1,473	$775	$120	$366	$517
Interest portion of operating lease expense	$12,073	$16,680	$14,920	$11,720	$11,520	$9,760

Total Fixed Charges	$144,965	$127,114	$85,357	$77,084	$75,067	$63,441

Ratio of earnings to fixed charges	20.6	31.9	42.1	35.8	30.6	*

*	For the year ended December 31, 2006, our earnings were insufficient to cover fixed charges by $671.5 million.